EXHIBIT 99.1
                             SMHL GLOBAL FUND NO.5

For Distribution Date: 01/09/2004

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                             Beginning
                               Period                                                                 Ending
           Original          Investment         Principal         Interest          Total             Period
Class      Balance             Amount         Distribution      Distribution     Distribution     Invested Amount
----- ------------------ ------------------ ----------------- ---------------- ----------------- ------------------

  A   USD 750,000,000.00 USD 750,000,000.00 USD 67,064,906.88 USD 2,316,666.67 USD 69,381,573.55 USD 682,935,093.12

  B    AUD 20,700,000.00  AUD 20,700,000.00          AUD 0.00   AUD 281,066.30    AUD 281,066.30  AUD 20,700,000.00
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   Outstanding
    Principal
     Balance
------------------
USD 682,935,093.12

 AUD 20,700,000.00
------------------
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                          Current Pass
               Bond         Through
  Class       Factor        Rates*
  -----    ------------   ------------
    A      $0.910580124     1.39000%   * Based on a LIBOR of:          1.17000%

    B      $1.000000000     5.74050%   * Based on a BBSW of:           5.33090%
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AMOUNTS PER $1,000 UNIT
                                                                   Ending
              Principal        Interest          Total             Period
 Class      Distribution    Distribution     Distribution          Balance
------    ---------------  ---------------  ----------------  -----------------
   A      USD 89.41987584   USD 3.08888889   USD 92.50876473   USD 910.58012416

   B        AUD 0.0000000   AUD 13.5780822    AUD 13.5780822  AUD 1,000.0000000
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  Quarterly
  Principal              Scheduled                                           Insurance
Distribution             Principal        Prepayments       Liquidations      Proceeds            Total
--------------       ----------------  -----------------  --------------  ----------------  -----------------

Class A              USD 4,427,994.58  USD 62,636,912.30        USD 0.00          USD 0.00  USD 67,064,906.88
Per $1000 unit       USD   5.90399277    USD 83.51588307  USD 0.00000000  USD   0.00000000    USD 89.41987584

Class B                 AUD 0.0000000      AUD 0.0000000   AUD 0.0000000     AUD 0.0000000      AUD 0.0000000
Per $1000 unit          AUD 0.0000000      AUD 0.0000000   AUD 0.0000000     AUD 0.0000000      AUD 0.0000000
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Collateral Distributions                 Current Period       Since Inception      Current Period      Since Inception
----------------------------------   --------------------  --------------------  ------------------  ------------------

Beginning Collateral Balance         AUD 1,084,529,787.23  AUD 1,084,529,787.23  USD 764,593,500.00  USD 764,593,500.00
-Scheduled Principal Payments                6,280,843.37          6,280,843.37        4,427,994.58        4,427,994.58
-Unscheduled Principal Payments            107,247,501.02        107,247,501.02       75,609,488.22       75,609,488.22
+Principal Redraws                          18,400,816.90         18,400,816.90       12,972,575.91       12,972,575.91
-Insurance Proceeds                                  0.00                  0.00                0.00                0.00
-Liquidation Proceeds                                0.00                  0.00                0.00                0.00
-Realized Losses from Liquidations                   0.00                  0.00                0.00                0.00

Ending Collateral Balance              AUD 989,402,259.74    AUD 989,402,259.74  USD 697,528,593.12  USD 697,528,593.12
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Outstanding Mortgage Information              Period           Since Inception          Period          Since Inception
-------------------------------------   ------------------  --------------------  ------------------  ------------------

Outstanding Principal Balance - Fixed
   rate housing loans                   AUD 244,632,135.32    AUD 205,588,247.85  USD 172,465,655.40  USD 144,939,714.73
Outstanding Principal Balance -
   Variable rate housing loans          AUD 744,770,124.42    AUD 878,941,539.39  USD 525,062,937.72  USD 619,653,785.27
                                        ------------------  --------------------  ------------------  ------------------
Total Outstanding Principal Balance     AUD 989,402,259.74  AUD 1,084,529,787.23  USD 697,528,593.12  USD 764,593,500.00
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Quarterly Interest Collections Waterfall                              AUD                                     USD
-----------------------------------------------               -------------------                      ------------------

INTEREST COLLECTIONS
Gross Interest Income Received from Mortgages                 AUD  14,673,327.15                       USD 10,344,695.64
Payments from/(to) Fixed/Floating Swap Provider                      (157,924.67)                            (111,336.89)
Payments from/(to) Currency Swap Provider                         (10,098,966.93)                          (7,119,771.68)
Interest Income received from Cash holdings                           369,818.80                              260,722.25
Principal Draws                                                             0.00                                    0.00
Liquidity Facility Draws                                                    0.00                                    0.00
                                                              -------------------                      ------------------
Net proceeds available for Interest Waterfall                 AUD   4,786,254.35                       USD  3,374,309.32
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DISTRIBUTION OF INTEREST COLLECTIONS
------------------------------------

Trustee's fee and Expenses                                      AUD 1,174,273.80                       USD    827,863.03
Interest Carryforward paid to Class A                                       0.00                                    0.00
Current Interest due to Class A                                    13,385,018.94                            9,436,438.35
Payments from swap provider due to Class A                        (10,098,966.93)                          (7,119,771.68)
Interest Carryforward paid to Class B                                       0.00                                    0.00
Current Interest due to Class B                                       281,066.30                              198,151.74
Other                                                                   1,680.00                                1,184.40
Deposit into Cash Collateral Account                                        0.00                                    0.00
Reimbursement of Principal Draws                                            0.00                                    0.00

Total Distribution of Interest Collections                      AUD 4,743,072.12                        USD 3,343,865.84
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

Outstanding Deferred Management Fees                               AUD 43,182.24                        USD    30,443.48
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Quarterly Principal Collections
Waterfall                                     Period           Since Inception          Period          Since Inception
-------------------------------------    ------------------  --------------------  ------------------  -----------------

PRINCIPAL COLLECTIONS
Principal Collections from outstanding
   mortgage loans                        AUD 113,528,344.39  AUD 113,528,344.39    USD  80,037,482.79   USD 80,037,482.79
Principal Redraws from outstanding
   mortgage loans                            (18,400,816.90)     (18,400,816.90)       (12,972,575.91)     (12,972,575.91)
Recoveries from previously charged
   off mortgage loans                                  0.00                0.00                  0.00                0.00
Other                                                  0.00                0.00                  0.00                0.00
Less: Principal Draws for Interest
   Waterfall                                           0.00                0.00                  0.00                0.00
Plus: Reimbursement of Principal
Draws from Interest Waterfall                          0.00                0.00                  0.00                0.00
                                         ------------------  ------------------   --------------------  ------------------

Net proceeds available for Principal
  Waterfall                              AUD  95,127,527.49   AUD 95,127,527.49    USD  67,064,906.88    USD 67,064,906.88
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Outstanding Shortfalls and Chargeoffs               Period              Period
-------------------------------------              --------            --------

Principal Draws for Interest Waterfall             AUD 0.00            USD 0.00
Class A Interest Shortfall                             0.00                0.00
Accrued Interest on Class A Interest Shortfall         0.00                0.00
Class B Interest Shortfall                             0.00                0.00
Accrued Interest on Class B Interest Shortfall         0.00                0.00
Class A Charge Offs                                    0.00                0.00
Class A Carry Over Charge Offs                         0.00                0.00
Class B Charge Offs                                    0.00                0.00
Class B Carry Over Charge Offs                         0.00                0.00
Redraw Charge Offs                                     0.00                0.00
Redraw Carry Over Charge Offs                          0.00                0.00
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Realized Loss Information                     Period           Since Inception          Period          Since Inception
-------------------------------------   ------------------  --------------------  ------------------  ------------------

Realized Loss on Class A Bonds before              AUD 0.00            AUD 0.00             USD 0.00            USD 0.00
   Mortgage insurance
Realized Loss on Class B Bonds before
   Mortgage insurance                              AUD 0.00            AUD 0.00             USD 0.00            USD 0.00
Realized Loss on Redraw Funding
   Facility before Mortgage insurance              AUD 0.00            AUD 0.00             USD 0.00            USD 0.00
Realized Loss on Class A Bonds after               AUD 0.00            AUD 0.00             USD 0.00            USD 0.00
   Mortgage insurance
Realized Loss on Class B Bonds after
   Mortgage insurance                              AUD 0.00            AUD 0.00             USD 0.00            USD 0.00
Realized Loss on Redraw Funding
   Facility before Mortgage insurance              AUD 0.00            AUD 0.00             USD 0.00            USD 0.00
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Cash Collateral Account                                               AUD                USD
-----------------------------------------------------          -----------------    ----------------

Beginning Cash Collateral Account Balance                      AUD 2,711,325.00     USD 1,911,484.13
+Interest Earned on Cash Collateral Account                            3,885.00             2,738.93
+Deposit from Interest Collections Waterfall                               0.00                 0.00
-Current Period's Cash Collateral Account Draws                            0.00                 0.00
-Current Period's Release to cash collateral provider                  3,885.00             2,738.93
                                                               ----------------     ----------------
Ending Cash Collateral Account Balance                         AUD 2,711,325.00     USD 1,911,484.13
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

Required Cash Collateral Account Balance                       AUD 2,473,505.65     USD 1,743,821.48
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                                                             Percentage
Delinquency Information                         # of Loans    of Pool    Loan Balance     % of Pool
------------------------------------------      ----------   ----------  -------------     ---------

31-60 Days                                          8           0.07%     1,229,028.00        0.12%
61-90 Days                                          0           0.00%              -          0.00%
90+ Days (excluding Loans in Foreclosures)          0           0.00%              -          0.00%

Loans in Foreclosure                                0           0.00%              -          0.00%
                                                ----------  ---------   -------------     --------
Total                                               8           0.07%     1,229,028.00        0.12%
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Prepayment Information
                                           Three Month CPR     Life
                                           ---------------    -----
                                                 30.89%       31.16%
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